UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Cohen & Steers, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

19247A 10 0

(CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

___________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19247A 10 0	Page 2 of 6

1.	Name of Reporting Person: Martin Cohen I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 11,689,299

	6.	Shared Voting Power: 1,750,701

	7.	Sole Dispositive Power: 11,689,299

	8.	Shared Dispositive Power: 1,750,701

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,440,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

11.	Percent of Class Represented by Amount in Row (9): 38.0%*

12.	Type of Reporting Person (See Instructions): IN

* The calculation of the foregoing percentage is based on 35,325,000 shares of common stock outstanding as of November 10, 2004, based on the Cohen & Steers, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with United States Securities Exchange Commission on November 12, 2004.

Item 1.
(a)	Name of Issuer:

Cohen & Steers, Inc.

(b)	Address of Issuer’s Principal Executive Offices

757 Third Avenue

New York, New York 10017

Item 2.
(a)	Name of Person Filing:

Martin Cohen

(b)	Address of Principal Business Office or, if none, Residence:

For purposes of this filing, the address of Martin Cohen is

c/o Cohen & Steers, Inc.
757 Third Avenue
New York, New York 10017

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share, of Cohen & Steers, Inc. (the “Common Stock”).

(d)	CUSIP Number

19247A 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

13,440,000 shares of Common Stock, which includes 1,660,701 shares held by The Martin Cohen 1998 Family Trust, of which Mr. Cohen’s spouse is the sole trustee, and 90,000 shares held by Mr. Cohen’s spouse. Mr. Cohen disclaims beneficial ownership of the shares held by this trust and his spouse.

(b)	Percent of class:

See Item 11 of the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Martin Cohen Name: Martin Cohen Date: February 11, 2005